Filed Pursuant to Rule 433

Registration No. 333-133852

Subject to Completion

Preliminary Term Sheet dated January 29, 2009

The notes are being offered by Bank of America (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-12 of product supplement CPN-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in February or March 2009, the settlement date may occur in February or March 2009 and the maturity date may occur in February or March 2012. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®”, and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor’s® and Standard & Poor’s® makes no representation regarding the advisability of investing in the notes.

Merrill Lynch & Co.

March    , 2009

Summary

The 100% Principal Protected Conditional Participation Notes Linked to the S&P 500® Index, due March     , 2012 (the “notes”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are designed for investors who seek 100% principal protection on their investment at maturity and who want upside exposure to increases in the level of the S&P 500® Index (the “Index”) from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined on a valuation date shortly before the maturity date, provided that the Ending Value of the Index does not exceed the Threshold Value. If the Ending Value of the Index exceeds the Threshold Value, the notes will pay a fixed return (the “Threshold Payment”) of $1.00 per unit (or 10.00% of the Original Offering Price per unit). Investors must be willing to forgo interest payments on the notes and willing to accept a return that is capped.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement CPN-1

Terms of the Notes	Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, assuming a Threshold Value that is 34.00% above the Starting Value, the midpoint of a Threshold Value range of 32.00% to 36.00% above the Starting Value, and reflecting the Threshold Payment of $1.00 per unit. The blue line reflects the hypothetical returns on the notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Threshold Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity reflecting the Participation Rate of 100%, the Base Value of $10.00 per unit, the Minimum Redemption Amount of $10.00 per unit, the Threshold Payment of $1.00 per unit, and assuming (i) a hypothetical Starting Value of 805.22, the closing level of the Index on January 20, 2009; and (ii) a hypothetical Threshold Value equal to 1,078.99, or 34.00% above the hypothetical Starting Value (the midpoint of the Threshold Value range of 32.00% to 36.00% above the Starting Value).

Example 1—The hypothetical Ending Value is 5.00% below the hypothetical Starting Value:

Hypothetical Starting Value:	805.22
Hypothetical Ending Value:	764.96

Redemption Amount (per unit) = $10.00        (the Redemption Amount cannot be less than the Minimum Redemption Amount of $10 per unit)

Example 2—The hypothetical Ending Value is 2.00% above the hypothetical Starting Value:

Hypothetical Starting Value:	805.22
Hypothetical Ending Value:	821.32
Hypothetical Threshold Value:	1,078.99

$10 +	($10 ×	(821.32 – 805.22	)	× 100%	)	= $10.20
805.22

Redemption Amount (per unit) = $10.20

Example 3—The hypothetical Ending Value is 15.00% above the hypothetical Starting Value:

Hypothetical Starting Value:	805.22
Hypothetical Ending Value:	926.00
Hypothetical Threshold Value:	1,078.99

$10 +	($10 ×	(926.00 – 805.22	)	× 100%	)	= $11.50
805.22

Redemption Amount (per unit) = $11.50

Example 4—The hypothetical Ending Value is 50.00% above the hypothetical Starting Value, and therefore above the Threshold Value:

Hypothetical Starting Value:	805.22
Hypothetical Ending Value:	1,207.83
Hypothetical Threshold Value:	1,078.99

Redemption Amount (per unit) = $11.00        (the Base Value of $10.00 per unit plus the Threshold Payment of $1.00 per unit)

The following table illustrates, for a hypothetical Starting Value of 805.22 (the closing level of the Index on January 20, 2009) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the Redemption Amount per unit (rounded to two decimal places);
▪	the total rate of return to holders of the notes;
▪	the pretax annualized rate of return to holders of the notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 3.51% per annum, as more fully described below.

The table below reflects the Participation Rate of 100%, the Base Value of $10.00 per unit, the Minimum Redemption Amount of $10.00 per unit, the Threshold Payment of $1.00 per unit and assumes a hypothetical Threshold Value of 1,078.99 (34.00% above the hypothetical Starting Value, the midpoint of the range of 32.00% to 36.00% above the Starting Value).

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes (1)	Pretax Annualized Rate of Return of the Stocks Included in the Index (1)(2)
442.87	-45.00%	$10.00	0.00%	0.00%	-28.18%
483.13	-40.00%	$10.00	0.00%	0.00%	-22.98%
523.39	-35.00%	$10.00	0.00%	0.00%	-18.45%
563.65	-30.00%	$10.00	0.00%	0.00%	-14.43%
603.92	-25.00%	$10.00	0.00%	0.00%	-10.79%
644.18	-20.00%	$10.00	0.00%	0.00%	-7.49%
684.44	-15.00%	$10.00	0.00%	0.00%	-4.43%
724.70	-10.00%	$10.00	0.00%	0.00%	-1.60%
764.96	-5.00%	$10.00 (3)	0.00%	0.00%	1.05%
805.22 (4)	0.00%	$10.00	0.00%	0.00%	3.53%
845.48	5.00%	$10.50	5.00%	1.63%	5.86%
885.74	10.00%	$11.00	10.00%	3.20%	8.07%
926.00	15.00%	$11.50	15.00%	4.71%	10.17%
966.26	20.00%	$12.00	20.00%	6.17%	12.17%
1,046.79	30.00%	$13.00	30.00%	8.94%	15.91%
1,078.99 (5)	32.00%	$13.40 (6)	34.00%	10.00%	17.32%
1,127.31	40.00%	$11.00 (7)	10.00%	3.20%	19.35%
1,207.83	50.00%	$11.00 (7)	10.00%	3.20%	22.54%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 23, 2009 to January 23, 2012, a term expected to be similar to that of the notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 3.51% per annum, paid quarterly from the date of initial delivery of the notes, applied to the level of the Index at the end of each quarter, assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit.

(4)	This is the hypothetical Starting Value, the closing level of the Index on January 20, 2008. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the notes.

(5)	This is the hypothetical Threshold Value, 34.00% above the hypothetical Starting Value (the midpoint of the Threshold Value range of 34.00% to 36.00%). The actual Threshold Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the notes.

(6)	The Redemption Amount will not be greater than $13.40 per unit, based on the hypothetical Threshold Value, which is 34.00% above the Starting Value.

(7)	This represents the Base Value plus the Threshold Payment of $1.00 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Threshold Value, and the term of your investment.

Risk Factors

An investment in the notes involves significant risks. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in the product supplement CPN-1 and MTN prospectus supplement identified below under “Additional Terms of the Notes.” We also urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the notes.

▪	You may not earn a return on your investment.

▪	Your return on the notes is limited.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than a comparable investment directly in the Index, or the components of the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	S&P® may adjust the Index in a way that affects its level, and S&P® has no obligation to consider your interests.

▪

You will have no rights as a holder of the securities represented by the Index, and you will not be entitled to receive any of those securities or dividends or other distributions by the issuers of those securities.

▪	Except to the extent that our common stock is included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell your notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect the Starting Value, the Ending Value, the Redemption Amount, and the market value of the notes.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the tax consequences of investing in the notes.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value, but will not increase to a level above the Threshold Value.

▪	You are willing to accept that your return at maturity may be limited to the Threshold Payment of 10.00% of the Original Offering Price if the Ending Value is greater than the Threshold Value.

▪	You accept that the return on the notes may be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept that there is no assurance that the notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the notes or that there will be liquidity in any trading market. You understand that the secondary market prices for the notes, if any, will be affected by various factors, including our perceived creditworthiness.

The notes may not be appropriate investments for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or will not appreciate sufficiently over the term of the notes to provide you with your desired return.

▪

You anticipate that the level of the Index will increase above the Threshold Value from the Starting Value to the Ending Value and seek a return that is not limited to the Threshold Payment of 10.00% of the Original Offering Price in such case.

▪	You seek an investment that provides a guaranteed redemption amount above the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is in excess of three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these notes, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

The S&P 500® Index

We have obtained all information regarding the S&P 500® Index contained in this term sheet, including its make up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P®. S&P®, which owns the copyright and all other rights to the S&P 500® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index. The consequences of S&P® discontinuing publication of the S&P 500® Index are discussed in the section of product supplement CPN-1 entitled “Description of the Notes —Discontinuance of a Market Measure.” We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 31, 2008; 412 companies or 83.2% of the market capitalization of the S&P 500® Index traded on the New York Stock Exchange, 88 companies or 16.8% of the market capitalization of the S&P 500® Index traded on The NASDAQ Stock Market; and no companies traded on the NYSE Alternext U.S. stock exchange (formerly known as the American Stock Exchange). As of December 31, 2008, the aggregate market value of the companies included in the S&P 500® Index represented approximately 76% of the aggregate market value of stocks included in the Standard & Poor’s® Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds.

S&P® chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P® uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P® include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of December 31, 2008 indicated in parentheses: Consumer Discretionary (8.4%); Consumer Staples (12.9%); Energy (13.3%); Financials (13.3%); Health Care (14.8%); Industrials (11.1%); Information Technology (15.3%); Materials (2.9%); Telecommunication Services (3.8%) and Utilities (4.2%). S&P® from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P® calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P® currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P® will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of the then outstanding shares of such component stock. In March 2005, S&P® began shifting the S&P 500® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P®’s criteria for selecting stocks for the S&P 500® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P® defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P® calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through December 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On January 20, 2009, the closing level of the Index was 805.22.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the S&P 500® Index exhibiting greater volatility than in earlier periods.

License Agreement

Standard & Poor’s® (“S&P®”) does not guarantee the accuracy and/or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. S&P® shall have no liability for any errors, omissions, or interruptions in the S&P 500® Index. S&P® makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the notes or any other person or entity from the use of the S&P 500® Index or any data included in the S&P 500® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P® makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500® Index or any data included in the S&P 500® Index. Without limiting any of the above information, in no event shall S&P® have any liability for any special, punitive, indirect, or consequential damages; including lost profits, even if notified of the possibility of these damages.

S&P® and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold, or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s® only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P® and of the S&P 500® Index which is determined, composed, and calculated by S&P® without regard to MLPF&S, us, or the notes. S&P® has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the S&P 500® Index. S&P® is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing, or trading of the notes.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report OID or interest income based on a “comparable yield” with respect to a note without regard to cash, if any, received on the note.

•	Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement CPN-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, the notes are “Notes with Maturities of More than One Year.” Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CPN-1.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the notes at maturity will depend on the performance of the Market Measure. Accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Notes.    Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table.    The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.83% per annum (compounded annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on March 6, 2009 and were scheduled to mature on March 6, 2012. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the notes, which would consist of a single payment of $11.1936 at maturity. This payment consists of the principal amount and a projection for tax purposes of the Redemption Amount. The following table is for illustrative purposes only. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period (per Unit of the Notes)	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period (per Unit of the Notes)
March 6, 2009 to December 31, 2009	$0.3138	$0.3138
January 1, 2010 to December 31, 2010	$0.3950	$0.7088
January 1, 2011 to December 31, 2012	$0.4104	$1.1189
January 1, 2012 to March 6, 2012	$0.0747	$1.1936

  Hypothetical Projected Redemption Amount = $11.1936 per unit of the notes.

You should consult your own tax advisors concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction and the possible effect of changes in U.S. federal or other tax laws. See the discussion under the heading “U.S. Federal Income Tax Summary” in the accompanying product supplement CPN-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the notes.

You may access the following documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Product supplement CPN-1 dated January 27, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509012188/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.